EXHIBIT 12
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Years Ended December 31,
	2006	2005	2004	2003	2002
		As restated	As restated	As restated	As restated

Income (loss) from continuing operations	$(1,978)	$(10,308)	$2,701	$2,565	$1,974
Income tax expense (benefit)	(2,785)	(5,870)	(1,126)	569	822
(Income)/losses of and dividends from nonconsolidated associates	182	141	(447)	(346)	(134)
Amortization of capitalized interest	51	47	79	79	73

Income (loss) before income taxes, undistributed income of nonconsolidated associates, and capitalized interest	(4,530)	(15,990)	1,207	2,867	2,735

Fixed charges included in income (loss)
Interest and related charges on debt	16,945	15,607	11,948	9,903	7,589
Portion of rentals deemed to be interest	302	294	275	269	289

Total fixed charges included in income (loss) from continuing operations	17,247	15,901	12,223	10,172	7,878

Earnings (losses) available for fixed charges	$12,717	$(89)	$13,430	$13,039	$10,613

Fixed charges
Fixed charges included in income (loss)	$17,247	$15,901	12,223	$10,172	$7,878
Interest capitalized in the period	44	45	38	33	74

Total fixed charges	$17,291	$15,946	$12,261	$10,205	$7,952

Ratios of earnings (losses) to fixed charges			1.10	1.28	1.33

Earnings for the twelve months ended December 31, 2006 and 2005 were inadequate to cover fixed charges. Additional earnings of $4.6 billion for 2006 and $16.0 billion for 2005 would have been necessary to bring the respective ratios to 1.0.